Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

INDEX

Page

Interim Condensed Consolidated Balance Sheets	1

Interim Condensed Consolidated Statements of Comprehensive Loss	2

Interim Condensed Statements of Changes in Shareholders’ Equity	3-4

Interim Condensed Consolidated Statements of Cash Flows	5-6

Notes to Interim Condensed Consolidated Financial Statements	7-9

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FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2020	2019
	U.S. $ in thousands
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$10,312	$4,827
Short-term deposits	7,129	5,233
Marketable equity securities	14	23
Other receivables	311	613
Total current assets	17,766	10,696

Non-current Assets:
Operating lease right of use asset	1,172	1,278
Investment in affiliate company	5,385	6,729
Fixed assets, net	509	631
Total Non-current assets	7,066	8,638

Total assets	$24,832	$19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payables	$94	$498
Operating lease liability	394	411
Other accounts payable	1,269	1,130
Total current liabilities	1,757	2,039

Operating Lease Liability	888	1,007

Total liabilities	$2,645	$3,046

Shareholders’ Equity:
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 258,516,272 and 154,649,602 shares as of June 30, 2020, December 31, 2019 respectively
Additional paid-in-capital	78,960	65,681
Accumulated deficit	(56,773)	(49,393)
Total shareholders’ equity	22,187	16,288

Total liabilities and shareholders’ equity	$24,832	$19,334

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

Operating expenses:

Research and development, net	$(4,217)	$(4,460)	$(1,876)	$(2,390)
Marketing and sales	(666)	(1,097)	(233)	(499)
General and administrative	(1,294)	(1,773)	(634)	(865)

Operating loss	(6,177)	(7,330)	(2,743)	(3,754)

Equity in net gain (loss) of an affiliated company	(1,344)	16	(598)	106

Financing income (expenses), net	141	176	10	(175)

Net loss	$(7,380)	$(7,138)	$(3,331)	$(3,823)

Basic and diluted net loss per share from continuing operations	$(0.04)	$(0.05)	$(0.02)	$(0.03)

Weighted average number of shares outstanding used in computing basic and diluted net (loss) profit per share	177,349,786	144,363,756	199,973,047	153,480,701

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Ordinary Shares		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2019	131,935,404	--	$57,521	$(33,954)	$23,567

Issuance of ordinary shares and warrants	21,733,333	--	6,521	--	6,521
Derivative warrant liabilities classified in equity	--	--	1	--	1
Exercise of options	850,523	--	--	--	--
Share-based payment	130,342	--	1,638	--	1,638
Net loss	-	-	-	(15,439)	(15,439)

Balance as of December 31, 2019	154,649,602	--	65,681	(49,393)	16,288

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Ordinary Shares		paid-in	Accumulated	shareholders’
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2020	154,649,602	--	65,681	(49,393)	16,288

Issuance of ordinary shares	103,666,670	-	12,929	-	12,929
Share-based payment	200,000	-	350	-	350
Net loss	-	-	-	(7,380)	(7,380)

Balance as of June 30, 2020	258,516,272	-	78,960	56,773	22,187

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019

Cash flows from operating activities:

Net loss for the period	$(7,380)	$(7,138)	$(3,331)	$(3,823)

Adjustments to reconcile profit (loss) to net cash used in operating activities	1,603	1,432	803	630

Total net cash used in operating activities	$(5,777)	$(5,706)	$(2,528)	$(3,193)

Cash flows from investing activities:
Changes in short-term deposits	(1,896)	226	(2,892)	(1,957)
Proceed from other investments	-	21	-	21
Proceed from sales of marketable securities	68	-	68	-
Purchase of fixed assets	(9)	(39)	(3)	(8)
Total net cash provided by (used in) investing activities	$(1,837)	$208	$(2,827)	$(1,944)

Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of issuance expenses	13,082	6,521	13,082	290
Total net cash provided by financing activities	$13,082	$6,521	$13,082	$290

Effect of exchange rate changes on cash and cash equivalents	17	(134)	1	(60)

Increase (decrease) in cash and cash equivalents	5,485	889	7,728	(4,907)
Cash and cash equivalents at the beginning of the period	$4,827	$3,158	$2,584	$8,954

Cash and cash equivalents at end of the period	$10,312	$4,047	$10,312	$4,047

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	350	836	195	441
Depreciation	131	127	65	65
Revaluation of derivative warrant liability	--	43	--	42
Equity in loss (gain) of an affiliated company	1,344	(16)	598	(106)
Revaluation of marketable securities	(59)	(8)	(16)	(11)
Revaluation of other investments	--	324	--	324
Exchange rate changes on cash and cash equivalents	(17)	134	(1)	60

Changes in assets and liabilities:
Decrease (increase) in other receivables	302	(38)	41	(62)
Decrease in trade payables	(404)	(36)	(71)	(3)
Change in operating lease liability	(17)	75	31	25
Decrease in other accounts payable	(27)	(9)	(39)	(145)
Adjustments to reconcile loss to net cash used in operating activities	$1,603	$1,432	$803	$630

Non-cash activities

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
Accrued Issuance expenses	153	--	153	--

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 -	GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2020, comprise the Company and its subsidiaries in Israel (together referred to as the “Group”). The Company, by means of its subsidiary, Foresight Automotive Ltd. (“Foresight Automotive”), is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. The Company’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. In addition, the Company, by means of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”), is also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connect users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange Ltd. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission (“SEC”). The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 5:1.

B.	The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated within the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

C.	The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses for the foreseeable future until it completes development of its products. The Company had cash and cash equivalents and short-term deposits of $17,441 as of June 30, 2020. Management expects to continue to fund its operations primarily through utilization of its current financial resources and through additional raises of capital. The Company intends to raise such capital through the issuance of additional equity financing. However, if such financing is not available at adequate levels, the Company will need to reevaluate its operating plan and may be required to delay the development of its products. The Company expects that its cash and cash equivalents and short term deposits as of June 30, 2020 will be sufficient to fund operating expenses and capital expenditure requirements for a period of at least one year from the date these unaudited condensed consolidated financial statements are filed with the SEC.

D.	The coronavirus (“COVID-19”), which was declared in March 2020 by the World Health Organization as a pandemic, has had a significant impact on global markets and the economy of many countries, including countries in which the Company operates. As the ultimate impact on the global economy of the COVID-19 pandemic remains unclear, the Company anticipates that it will have a continuing impact on global economies in the near future. While the COVID-19 pandemic has not materially affected the Company’s operations as of the date hereof, the extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations, mainly due to travel restrictions which could impact our sales and marketing as well as the ability to continue to raise capital.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 -	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The results of operation for the three and six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D.	Recently Adopted Accounting Standards

The significant accounting policies followed in the preparation of these unaudited interim consolidated financial statements are identical to those applied in the preparation of the latest annual audited financial statements with the exception of the following:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. The Company adopted this ASU on January 1, 2020. There was not a material impact on the interim consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements,” which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements and is effective for the Company beginning on January 1, 2020. This standard did not have a material effect on the Company’s interim consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for the Company beginning on January 1, 2021, with early adoption permitted. The Company does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements and related disclosures.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 3 -	MATERIAL EVENTS IN THE REPORTING PERIOD

A.	Registered direct offering and private placements

a.	On April 30, 2020, the Company raised $2,650 (gross) through a registered direct offering of its ADSs. The Company issued a total of 5,300,000 ADSs (26,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately $2,294, net of issuance expenses.

b.	On May 10, 2020, the Company raised $350 (gross) through a private placement of its Ordinary Shares. The Company issued a total of 700,000 ADSs (3,500,000 Ordinary Shares) at $0.50 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately $321, net of issuance expenses.

c.	On May 19, 2020, the Company raised $5,000 (gross) through a registered direct offering of its ADSs. The Company issued a total of 8,333,334 ADSs (41,666,670 Ordinary Shares) at $0.60 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately $4,498, net of issuance expenses.

d.	On June 9, 2020, the Company raised $6,400 (gross) through a registered direct offering of its ADSs. The Company issued a total of 6,400,000 ADSs (32,000,000 Ordinary Shares) at $1.00 per ADS. After deducting closing costs and fees, the Company received proceeds of approximately $5,816, net of issuance expenses.

B.	On March 12, 2020, the Company issued options to purchase 550,000 Ordinary Shares to its employees at an exercise price of NIS 1.95 (approximately $0.54 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested by March 31, 2023. The total aggregate fair value of the options as of the grant date was $10.

The grant date fair value of the options granted was measured based on the Black-Scholes option pricing model with the following weighted-average assumptions: weighted average volatility of 77.3%, risk free interest rates of 0.22%, dividend yields of 0% and a weighted average life of the options of 3 years.

In addition, the Company extended for an additional year 3,194,205 options to purchase the Company’s Ordinary Shares previously granted to the Company’s employees during 2016 and 2017, so that the exercise period thereof will be four years.

C.	On June 9, 2020, the Company issued options to purchase 4,050,000 Ordinary Shares to its employees at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options. The options shall vest over 12 quarters until fully vested by March 31, 2023. The total aggregate fair value of the options as of the grant date was $377.

The grant date fair value of the options granted was measured based on the Black-Scholes option pricing model with the following weighted-average assumptions: weighted average volatility of 82.4%, risk free interest rates of 0.22%, dividend yields of 0% and a weighted average life of the options of 3 years.

D.	During the reporting period, the Company issued 200,000 Ordinary Shares to a service provider. The Company recorded in its statement of comprehensive loss a total expense of $39 in respect of such grant.

NOTE 4 -	SUBSEQUENT EVENTS

On July 16, 2020, the Company’s shareholders approved, among others, a grant of options to two members of the Company’s Board of Directors, to the Company’s Chief Executive Officer, to the Vice President of Human Resources and to Magna B.S.P Ltd.’s employees (the Company’s significant shareholder) to purchase 300,000 each, 4,113,000, 700,000, and 950,000, respectively, of the Company’s Ordinary Shares at an exercise price of NIS 0.787 (approximately $0.23 per share at the grant date) for one third of the options, an exercise price of NIS 1.06 (approximately $0.31 per share at the grant date) for the second third of the options and an exercise price of NIS 1.33 (approximately $0.38 per share at the grant date) for the last third of the options.